SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Major Operating Data of the 2018 First Quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 12, 2018	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Major Operating Data of the 2018 First Quarter

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the three months ended 31 March 2018:

I. Major operating data of the 2018 first quarter

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel note 1	101.80	99.89	4,985,100
Gasoline	86.63	89.28	6,389,386
Jet Fuel note 1	39.32	23.79	949,521
Intermediate petrochemicals
PX note 2	17.00	17.35	1,062,332
Benzene note 1	9.13	8.22	474,941
Ethylene Glycol note 2	12.63	10.43	696,678
Ethylene Oxide	3.74	3.61	322,532
Ethylene note 2	20.84	0	0
Resins and plastics
PE	12.17	11.08	1,090,991
PP	12.36	11.01	940,104
Polyester chips note 1 note 2	7.81	5.97	428,335
Synthetic fibres
Acrylics	2.83	2.90	393,934
Polyester	1.21	0.99	90,080

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the 2018 first quarter

Unit: RMB yuan/ton

Product	The average price in the 2018 first quarter	The average price in the 2017 first quarter	Change
Diesel	4,990	5,211	-4.22%
Gasoline	7,156	6,733	6.29%
Jet Fuel	3,992	3,664	8.95%
Ethylene	—	8,743	—
PX	6,123	6,136	-0.21%
Benzene	5,778	6,647	-13.07%
Ethylene Glycol	6,682	6,492	2.92%
Ethylene Oxide	8,936	8,651	3.29%
PE	9,847	9,368	5.12%
PP	8,540	8,298	2.92%
Polyester chips	7,176	6,761	6.14%
Acrylics	13,594	12,422	9.44%
Polyester	9,135	8,213	11.22%

Raw material	The average processing cost in the 2018 first quarter	The average processing cost in the 2017 first quarter	Change
Crude oil	2,986.6	2,661.71	12.21%

III. Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 12 April 2018